SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BELLSOUTH SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
      Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2010	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2010	25

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
BellSouth Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the BellSouth Savings and Security Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas                                                                                                /s/ Ernst & Young LLP
June 17, 2011

BELLSOUTH SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2010	2009
ASSETS
Investment in AT&T Savings Group Investment Trust	$804,574	$796,295
Investments, at fair value	1,488,384	1,358,010
Market value of securities on loan	-	14,654
Securities lending collateral	-	14,970
Total Investments, at fair value (See Note 4)	2,292,958	2,183,929

Notes receivable from participants	52,029	47,150
Participant contributions receivable	786	-
Employer contributions receivable	247	-
Interest receivable	882	722
Other receivable	-	2,240
Total Receivables	53,944	50,112

Total Assets	2,346,902	2,234,041

LIABILITITES
Administrative expenses payable	1,112	676
Due to broker for securities purchased	12,558	-
Securities lending collateral obligations	-	14,970

Total Liabilities	13,670	15,646

Net assets reflecting investments at fair value	2,333,232	2,218,395

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(35,869)	(15,353)

Net Assets Available for Benefits	$2,297,363	$2,203,042

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2009	$2,203,042

Additions to Net Assets:
Contributions:
Participant contributions	77,788
Employer contributions	28,808
Rollover contributions	25,154
131,750
Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	26,545
Interest	3,861
Dividends	51,640
Net appreciation in fair value of investments	143,196
225,242

Interest income on notes receivable from participants	2,573

Total Additions	359,565

Deductions from Net Assets:
Distributions	263,575
Administrative expenses	1,669

Total Deductions	265,244

Net increase	94,321

Net Assets Available for Benefits, December 31, 2010	$2,297,363

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.
Plan Description – The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible nonmanagement employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund option only.  The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan’s assets. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan.  During 2010, participants could invest their contributions in one or more of 12 funds in 1% increments:

• AT&T Shares Fund	• DFA U.S. Small Cap Value II Fund
• Bond Fund	• DFA International Value II Fund
• Vanguard Growth Index Fund	• DFA U.S. Large Cap Value II Fund
• Fidelity Growth & Income Portfolio	• T. Rowe Price Mid-Cap Growth
• Balanced Fund	• AT&T Stable Value Fund*
• BGI Age-Based Asset Allocation Funds (based on retirement date)	• Indexed Stock Fund
* Investment fund option of the Group Trust

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants’ contributions based on the provisions of the Plan.  All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year.  Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant’s account.  During 2010, Plan participants elected to receive $1,740 in dividend distributions.  This amount is included in distributions on the Plan’s statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee’s fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements.  In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses  Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other expenses considered reasonable by the Plan administrator.  Investment manager fees are charged through the applicable investment option.  Administrative fees are divided on a pro rata basis among investment options of the participant.  An additional fee is charged to individual participants for various services provided by the Plan’s recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

2.
Accounting Policies – The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.  Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.  Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter (OTC) securities and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e., an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at redemption values that represent the net asset values of units held at year-end.  Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). GICs are valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of common/collective trust funds, corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrapper contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants  Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Recent Accounting Standards
Improving Disclosures about Fair Value Measurements In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Reporting Loans to Participants by Defined Contribution Pension Plans  In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs  In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

3.
Fair Value Measurements –ASC 820 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:
• Quoted prices for similar assets and liabilities in active markets;
• Quoted prices for identical or similar assets or liabilities in inactive markets;
• Inputs other than quoted market prices that are observable for the asset or liability;
• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

See Note 4 for fair value hierarchy for the Group Trust’s and Plan’s investments.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

4.
Investments –The Plan held investments in its own trust and in the Group Trust (through participation in the AT&T Stable Value Fund option only) as of December 31, 2010 and 2009, and for the year ended December 31, 2010.

Plan Investments

Investments representing 5% or more of Plan net assets at December 31 were:

	2010	2009
AT&T Shares Fund (AT&T common shares)	$523,390	$545,791
T. Rowe Price Mid-Cap Growth Fund	197,929	157,225
DFA U.S. Small Cap Value II Fund	142,612	*
DFA International Value II Fund	*	118,025

* Investment is less than 5%.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2010:

Common stock	$22,112
Registered investment companies	97,228
Common/collective trust funds	21,283
Fixed income securities	2,573
Total	$143,196

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:
	Plan Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$5,210	$-	$-	$5,210
Short term investments	7,261	-	-	7,261
Blended equity & debt 1	-	45,369	-	45,369
US equity securities
AT&T common stock	523,390	-	-	523,390
Index stock fund 2	-	104,242	-	104,242
Futures	122	-	-	122
Mutual funds – large cap	259,314	-	-	259,314
Mutual funds – mid cap	269,957	-	-	269,957
Mutual funds – small cap	142,612	-	-	142,612
Fixed income securities:
Bond Index Fund 3	-	13,258	-	13,258
Short term investments	1,708	30	-	1,738
Futures	-	76	-	76
Corporate debt instruments
Asset backed securities	-	2,321	-	2,321
Commercial mortgage backed securities	-	1,667	-	1,667
Collateralized mortgage obligations	-	8,238	-	8,238
Other corporate debt instruments	-	24,201	-	24,201
U.S. government securities
Asset backed securities	-	10,546	-	10,546
Other U.S. government securities	-	54,517	-	54,517
Other investments	-	14,345	-	14,345
Total assets at fair value	$1,209,574	$278,810	$-	$1,488,384

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

 The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Plan Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$3,775	$-	$-	$3,775
Short term investments	3,734	-	-	3,734
Blended equity & debt 1	-	35,446	-	35,446
US equity securities
AT&T common stock	545,791	-	-	545,791
Index stock fund 2	-	100,490	-	100,490
Mutual funds – large cap	245,794	-	-	245,794
Mutual funds – mid cap	220,258	-	-	220,258
Mutual funds – small cap	109,647	-	-	109,647
Fixed income securities
Bond Index Fund 3	-	12,955	-	12,955
Short term investments	12,283	6,134	-	18,417
Fixed income securities
Corporate debt instruments
Asset backed securities	-	3,838	-	3,838
Commercial mortgage backed securities	-	1,028	-	1,028
Collateralized mortgage obligations	-	1,018	-	1,018
Other corporate debt instruments	-	24,378	-	24,378
U.S. government securities
Asset backed securities	-	10,184	-	10,184
Other U.S. government securities	-	33,716	-	33,716
Other investments	-	2,176	-	2,176
Fixed income securities - loaned	-	(14,654)	-	(14,654)
Convertible securities	-	19	-	19
Market value of securities on loan	-	14,654	-	14,654
Collateral received for securities loaned (held in common/collective trust funds) 4	-	14,970	-	14,970
Total assets at fair value	$1,141,282	$246,352	$-	$1,387,634

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1 This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund.  There are currently no redemption restrictions on these investments.  The fair value of the investments in this category have been estimated using the net asset value per share.

2 This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the “S&P 500®”).  There are currently no redemption restrictions on this investment.  The fair value of the investment in this category has been estimated using the net asset value per share.

3This category includes a common/collective trust fund with an objective to approximate the overall performance of the Barclays Capital Aggregate Bond Index. There are currently no redemption restrictions on these investments. The fair value of the investments in this category have been estimated using the net asset value per share.

4 There were two collateral pools in which the Plan invested:  1)  The Pooled Employee ASL Short Term Fund and 2) The Term Assets Liquidating Trust.  The Pooled Employee ASL Short Term Fund consisted of liquid securities that could be redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities.  There was $917 invested in this fund as of December 31, 2009.  The Term Assets Liquidating Trust consisted of non-liquid securities that were currently performing but were intended to be held until maturity.  Redemptions from this Trust were prohibited; however, the Plan could exit this Trust, receive a proportionate share of the securities, and then sell the assets.  There was $14,053 invested in this fund as of December 31, 2009.

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust’s interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2010	2009
AT&T Savings Plan Master Trust	86.6%	85.9%
AT&T Savings Master Trust	6.3%	6.6%
BellSouth Savings and Security Plan	7.1%	7.5%
Total	100.0%	100.0%

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2010.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$3,669	$-	$3,669
Common/collective trust funds	-	815,433	218,702	-	1,034,135
103-12 investment entities	-	-	47,732	-	47,732
Equities	-	1,378,536	275,580	-	1,654,116
Equities – loaned	-	(69)	-	-	(69)
Publicly traded partnerships	-	3,676	-	-	3,676
Registered investment companies	1,326,799	36,762	2,120	545	1,366,226
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	27,223	27,223
Synthetic GICs:
Interest bearing cash	-	-	-	36,594	36,594
Corporate preferred stock	-	-	-	3,311	3,311
Corporate and other bonds and notes	-	-	-	3,264,699	3,264,699
Registered investment companies	-	-	-	614,215	614,215
Futures	-	-	-	81	81
Government securities	-	-	-	3,468,987	3,468,987
Wrapper contracts	-	-	-	15,609	15,609
Market value of securities on loan	-	69	-	-	69
Collateral received for securities loaned	-	71	-	-	71
Group Trust investments at fair value	1,326,799	2,234,478	547,803	7,431,264	11,540,344
Unsettled trades and other	5,425	(609)	1,381	(446,763)	(440,566)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(311,368)	(311,368)
Obligation to return collateral on loaned securities	-	(71)	-	-	(71)
Group Trust net assets	$1,332,224	$2,233,798	$549,184	$6,673,133	$10,788,339
Plan’s percentage ownership interest of investments	-%	-%	-%	11.5%	7.1%

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The Plan’s percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2009.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$59	$3,631	$461	$4,151
Common/collective trust funds	-	555,780	256,331	-	812,111
Corporate and other bonds and notes	-	-	1,131	-	1,131
Equities	-	1,509,879	263,219	-	1,773,098
Equities – loaned	-	(86,639)	(5,511)	-	(92,150)
Publicly traded partnerships	-	3,245	-	-	3,245
Registered investment companies	1,115,939	40,042	2,976	9,842	1,168,799
Registered investment companies – loaned	(8,735)	-	-	-	(8,735)
Investment contracts (at fair value):
Guaranteed investment contracts	-	-	-	28,986	28,986
Synthetic GICs:
Interest bearing cash	-	-	-	19,469	19,469
Corporate preferred stock	-	-	-	3,213	3,213
Corporate and other bonds and notes	-	-	-	2,868,793	2,868,793
Corporate and other bonds and notes – loaned	-	-	-	(71,918)	(71,918)
Registered investment companies	-	-	-	262,154	262,154
Futures	-	-	-	2,253	2,253
Other investments	-	-	-	64,171	64,171
Government securities	-	-	-	3,682,357	3,682,357
Government securities – loaned	-	-	-	(613,841)	(613,841)
Wrapper contracts	-	-	-	9,724	9,724
Market value of securities on loan	8,735	86,639	5,511	685,759	786,644
Collateral received for securities loaned (held in common/collective trust funds)	8,765	88,311	5,660	688,669	791,405
Group Trust investments at fair value	1,124,704	2,197,316	532,948	7,640,092	11,495,060
Unsettled trades and other	3,853	(1,719)	653	(87,909)	(85,122)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	-	-	(132,112)	(132,112)
Obligation to return collateral on loaned securities	(8,914)	(89,817)	(5,757)	(700,413)	(804,901)
Group Trust net assets	$1,119,643	$2,105,780	$527,844	$6,719,658	$10,472,925
Plan’s percentage ownership interest of investments	-%	-%	-%	11.6%	7.5%

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Net Appreciation (Depreciation) in Fair Value of AT&T Savings Group Investment Trust Investments and Total Investment Income for the year ended December 31, 2010

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T Inter-national Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$-	$-	$64	$-	$64
Common/collective trust funds	-	134,382	3,365	-	137,747
103-12 investment entities	-	-	7,732	-	7,732
Equities	-	157,663	29,914	-	187,577
Publicly traded partnerships	-	(69)	-	-	(69)
Registered investment companies	34,716	26	5	-	34,747
Total net appreciation in fair value of Group Trust Investments	$34,716	$292,002	$41,080	$-	$367,798

Investment income:
Interest	$-	$46	$2,223	$230,556	$232,825
Dividends	79,410	17,423	6,797	-	103,630
Securities lending	-	176	32	728	936
Total investment income of Group Trust Investments	$79,410	$17,645	$9,052	$231,284	$337,391

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2010.

Group Trust Assets and Liabilities at Fair Value December 31, 2010
Level 1	Level 2	Level 3	Total
Interest bearing cash	$3,669	$-	$-	$3,669
U.S. equity securities:
U.S. common stock
Large cap	910,941	-	-	910,941
Small cap	467,595	-	-	467,595
Common stock-registered investment companies	36,762	-	-	36,762
U.S. common stock – loaned	(69)	-	-	(69
Common/collective trusts 1	-	815,433	-	815,433
Publicly traded partnerships	3,676	-	-	3,676
International equity securities:
Common stock	271,343	-	-	271,343
Common stock – registered investment companies	2,120	-	-	2,120
Common/collective trusts 2	-	218,702	-	218,702
Preferred stock	4,237	-	-	4,237
103-12 investment entities 3	-	47,732	-	47,732
Fixed income securities:
Blackrock mutual fund	111,357	-	-	111,357
WAMCO mutual fund	378,428	-	-	378,428
PIMCO mutual fund	837,014	-	-	837,014
Stable Value Fund:
Common stock – registered investment companies	545	-	-	545
Guaranteed investment contracts	-	27,223	-	27,223
Synthetic GICs:
Interest bearing cash	-	36,594	-	36,594
Corporate preferred stock	3,311	-	-	3,311
Corporate and other bonds and notes:
U.S. corporate bonds and notes	-	1,417,533	-	1,417,533
International corporate bonds and notes	-	612,459	-	612,459
Asset-backed securities	-	619,982	-	619,982
Collateralized mortgage obligations	-	80,829	-	80,829
Commercial mortgage-backed securities	-	533,896	-	533,896
Short term investment funds - Registered investment companies	614,215	-	-	614,215
Futures	81	-	-	81
Government securities:
U.S. government4	53,911	3,325,640	-	3,379,551
Municipals	59,528	-	-	59,528
Other	1,035	-	-	1,035
Non U.S. government	28,873	-	-	28,873
Wrapper contracts	-	15,609	-	15,609
Market value of securities on loan:
U.S. stock fund	69	-	-	69
Collateral received for securities loaned	71	-	-	71
Total assets and liabilities at fair value	$3,788,712	$7,751,632	$-	$11,540,344

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1The objective of these common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver cost-effective, high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the Russell 3000 Index and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

2The objective of these common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index U.S. index. The common/collective trust funds have redemption restrictions limited to daily, weekly or monthly and participants may be subject to short-term trading fees related to certain transactions. All but one of these funds are invested in developed countries (i.e., developed:  Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

3This is an equity commingled fund that invests primarily in publically traded non-U.S. securities. The fair value of the investments in this category has been estimated using the net asset value per share reported by the fund manager. The fund is selected by AT&T, and AT&T determines the timing and amount of contributions/redemptions, redemptions occur at net asset value. This is an open ended fund with no fund maturity date.

4Average duration of U.S. government securities is approximately 14 years.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Group Trust’s assets at fair value as of December 31, 2009.

	Group Trust Assets and Liabilities at Fair Value December 31, 2009
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$3,690	$-	$-	$3,690
U.S. equity securities:
U.S. common stock	1,549,921	-	-	1,549,921
U.S. common stock – loaned	(86,639)	-	-	(86,639)
Common/collective trusts 1	-	559,025	-	559,025
International equity securities:
Common stock	266,195	-	-	266,195
Common stock -loaned	(5,511)	-	-	(5,511)
Common/collective trusts 2	-	257,462	-	257,462
Fixed income securities:
Blackrock mutual fund	102,951	-	-	102,951
WAMCO core mutual fund	291,592	-	-	291,592
PIMCO total return mutual fund	721,396	-	-	721,396
Total return bond fund -loaned	(8,735)	-	-	(8,735)
Stable Value Fund:
Interest bearing cash	461	-	-	461
U.S. common stock	9,842	-	-	9,842
Guaranteed investment contracts	-	28,986	-	28,986
Synthetic GICs:
Interest bearing cash	19,469	-	-	19,469
Corporate preferred stock	3,213	-	-	3,213
Corporate and other bonds and notes:
Asset backed securities	-	606,757	-	606,757
Collateralized mortgage obligations	-	592,549	-	592,549
Commercial mortgage backed securities	-	136,582	-	136,582
Other	-	1,532,905	-	1,532,905
Corporate and other bonds and notes - loaned	-	(71,918)	-	(71,918)
Registered investment companies	262,154	-	-	262,154
Futures	2,253	-	-	2,253
Other investments	64,171	-	-	64,171
Government securities	-	3,682,357	-	3,682,357
Government securities - loaned	-	(613,841)	-	(613,841)
Wrapper contracts	-	9,724	-	9,724
Market value of securities on loan:
U.S. stock fund	86,639	-	-	86,639
International stock fund	5,511	-	-	5,511
Total return bond fund	8,735	-	-	8,735
Synthetic GICs:
Corporate and other bonds and notes	-	71,918	-	71,918
Government securities	-	613,841	-	613,841
Collateral received for securities loaned 3	-	791,405	-	791,405
Total assets and liabilities at fair value	$3,297,308	$8,197,752	$-	$11,495,060

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

1The objective of these common/collective trust fund held in the AT&T U.S. Stock Fund is to deliver cost-effective high-quality, active exposure to the large-capitalization U.S. equity market with close tracking of the Dow Jones Wilshire 5000 Index and to provide for liquidity. These common/collective trust funds have redemption restrictions limited to daily and monthly settlement. All of the common/collective trust funds are invested in either Large-cap or Mid-cap equities, with the majority being Large cap. The fair value of the investment in this category has been estimated using the net asset value per share.

2The objective of these common/collective trust funds held in the AT&T International Stock Fund is to provide a diversified fund that seeks to provide returns in excess of the international markets as represented by the All Country World Index ex U.S. index. The common/collective trust funds have redemption restrictions limited to weekly, semi-monthly or monthly and participants may be subject to short-term trading fees related to certain transactions. All but one of these funds are invested in developed countries (i.e., developed:  Europe, Japan, UK, Australia, etc.). The fair value of the investment in this category has been estimated using the net asset value per share.

3There were three collateral pools in which the Group Trust invested:  1) The Pooled Employee ASL Short Term Fund, 2) The Term Assets Liquidating Trust and 3) The ASL Short Term Fund - SIGMA (Liquidating Fund). The Pooled Employee ASL Short Term Fund consisted of liquid securities that could be redeemed on a one-day notice for return to borrowers immediately upon recall of loaned securities. There was $520,143 invested in this fund as of December 31, 2009. The Term Assets Liquidating Trust consisted of non-liquid securities that were performing but were intended to be held until maturity. Redemptions from this Trust were prohibited; however, the Plan could exit this Trust, receive a proportionate share of the securities, and then sell the assets. It was expected that over 93% of this pool would mature within 360 days. There was $267,282 invested in this fund as of December 31, 2009. The ASL Short Term Fund - SIGMA (Liquidating Fund) consisted of assets in default that were valued at $526. Lending income was reserved to offset the deficiency in this the Liquidating Fund. Redemptions from the Liquidating Fund are currently prohibited; however, the Plan could exit the Liquidating Fund, receive a proportionate share of the securities, and then sell the assets. There was $3,454 invested in noncash investments, such as U.S. government debt.

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust’s involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility risk and foreign currency exchange rate risk associated with the Stable Value Fund’s investment assets. The Group Trust’s fiduciaries do not anticipate any material adverse effect on the Group Trust’s financial position resulting from its involvement in these instruments.

The following table presents the effect of gains with respect to these derivative instruments, by type of derivative. The gains are located on the statements of changes in net assets available for benefits as net income from investment in AT&T Savings Group Investment Trust to the extent of the Plan’s ownership in the Group Trust.

Year Ended December 31, 2010
Futures contracts	$81
Forward foreign currency exchange rate contracts	$2,257

The following table presents the effect of gains with respect to these derivative instruments, by type of derivative. The gains are located on the statements of changes in net assets available for benefits as net income from investment in the Plan.

Year Ended December 31, 2010
Futures contracts	$1,148

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Futures Contracts
The primary risk managed by the Group Trust using future contracts is the price risk associated with investments. On behalf of the Group Trust, investment managers enter into various futures contracts to economically hedge investments in domestic securities. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging, are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum “initial margin” requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to interest rate risk. The U.S. interest rate futures held in the portfolio as of December 31, 2010 and 2009 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan’s ownership in the Group Trust.

At December 31, 2010, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90-Day EuroDollar Future	(405)	3/2012	$(100,288)	$(147)
U.S. Treasury Bond Future	(184)	3/2011	(22,471)	630
U.S. 10-Year Treasury Notes Future	(151)	3/2011	(18,186)	(61)
U.S. 5-Year Treasury Notes Future	283	3/2011	33,314	(5)
U.S. 2-Year Treasury Notes Future	170	3/2011	37,214	(19)
U.S Ultra Bond Future	(12)	3/2011	(1,525)	42
U.S. Treasury Bond Future	(45)	3/2011	(5,496)	129
U.S. 10-Year Treasury Notes Future	195	3/2011	23,485	(770)
U.S. 2-Year Treasury Notes Future	402	3/2011	88,000	(57)
U.S. Ultra Bond Future	(160)	3/2011	(20,335)	339
Total			$13,712	$81

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

At December 31, 2009, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
90-Day EuroDollar Future	(39)	6/2010	$(9,684)	$(301)
U.S. Treasury Bond Future	(295)	3/2010	(34,036)	2,115
U.S. 10-Year Treasury Notes Future	(105)	3/2010	(12,123)	300
U.S. 5-Year Treasury Notes Future	57	3/2010	6,520	(101)
U.S. 2-Year Treasury Notes Future	(253)	3/2010	(54,715)	285
U.S. 10-Year Treasury Notes Future	(243)	3/2010	(28,055)	1,067
U.S. 5-Year Treasury Notes Future	197	3/2010	22,533	(363)
U.S. 2-Year Treasury Notes Future	639	3/2010	138,194	(749)
Total			$28,634	$2,253

The fair value of the open futures contracts is separately disclosed in the detail of the Plan’s investments presented below and are included in the Statement of Net Assets Available for Benefits.

At December 31, 2010, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	103	3/2011	$6,453	$122
U.S. Treasury Bond Future	(23)	3/2011	(2,770)	76
Total			$3,683	$198

At December 31, 2009, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P 500 Index Futures	15	3/2010	$4,165	$28
U.S. Treasury Bond Future	(9)	3/2010	(1,039)	24
Total			$3,126	$52

The futures held in the Plan as of December 31, 2010 and 2009, were used primarily to hedge and manage the duration risk of the portfolio.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency contracts is the foreign currency exchange rate risk associated with the Group Trust’s investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into foreign currency forward contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuation on the performance of investments denominated in foreign currencies. Although in some cases, foreign currency forward contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The net realized and unrealized gains or losses are included in the net appreciation/depreciation in the fair value of investments for the Group Trust, which is then allocated to the Plan and is included in Net Income from Investment in AT&T Savings Group Investment Trust on the Plan’s statement of changes in net assets available for benefits.

As of December 31, 2010 and 2009, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2010	2009	2010	2009
Derivative asset:	$105,795	$118,767	$671	(835)
Derivative liability:	$105,795	$118,767	$408	846

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the plan at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The benefit-responsive investment contracts held by the Stable Value Fund as of December 31, 2010 include registered investment contracts, Traditional Guaranteed Investment Contracts (“Traditional GICs” or “GICs”) and Synthetic GICs.  Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities. At December 31, 2010, the underlying net assets in the Stable Value Fund allocated to the Plan had a fair value of $804,574 and a contract value of $768,705.  At December 31, 2009 the underlying net assets in the Stable Value Fund allocated to the Plan had a fair value of $796,295 and a contract value of $780,942.  For the years ended December 31, 2010 and 2009, the average yield earned on these contracts was 2.41% and 3.05%, and, the average yield earned by the Plan adjusted to reflect actual interest rate credited to participants, was 3.60% and 3.43%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2010 or 2009.

Traditional GICs are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero. The fair value of the wrapper contracts for the Group Trust was $15,609 and $9,724 at December 31, 2010 and 2009.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities, the duration of those investments and the default or credit failure of any of the securities. In some instances, the default or credit failure of a security could result in the reduction of contract value, and a loss of principal would be realized by the Stable Value Fund.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract’s interest crediting rate. Additionally, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan’s statement of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts,” and the amount allocated to the Plan totaled $(35,869) at December 31, 2010 and was $(15,353) at December 31, 2009.  If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers’ underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Securities Lending
The Group Trust and Plan are authorized to engage in the lending of certain assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Group Trust to earn additional income. Securities lending involves the loaning of securities to a selected group of approved banks and broker-dealers. In return for the loaned securities, the trustee, prior to or simultaneous with delivery of the loaned securities to the borrower, receives collateral in the form of cash or U.S. government securities as a safeguard against possible default of any borrower on the return of the loan under terms that permit the Group Trust to repledge or sell the securities. Each loan is initially collateralized, in the case of: (a) loaned securities denominated in U.S. dollars or whose primary trading market is located in the U.S. to the extent of 102% of the market value of the loaned securities, or (b) loaned securities not denominated in U.S. dollars or whose primary trading market is not located in the U.S. to the extent of 105% of the market value of the loaned securities. The collateral is marked to market on a daily basis. The Group Trust and the Plan elected to cease securities lending activity in 2010. All loans were returned to the Group Trust and the Plan, and all collateral was returned to the borrowers by early 2011.

The fair value of securities on loan was $69 and $786,644 as of December 31, 2010 and 2009, and the value of collateral held was $71 and $791,405 at December 31, 2010 and 2009 for the Group Trust. The Plan did not have securities on loan at December 31, 2010. The fair value of securities on loan was $14,654 and the value of collateral held was $14,970 at December 31, 2009 for the Plan. The reported collateral at December 31, 2010 did not include noncash holdings for the Group Trust. The collateral is invested in equities (classified as Level 1) at December 31, 2010. The reported collateral at December 31, 2009 includes noncash holdings of $3,454 for the Group Trust (no noncash holdings in the Plan). Income earned on securities lending is used to offset administrative expenses and was $936 for the year ended December 31, 2010.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

Investment Risk
Investments held by the Group Trust and Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits. Participants’ accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

5.
Related Party Transactions – Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company’s stock qualify as party-in-interest transactions.  In addition, certain investments held by the Plan and Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various  agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions.  All of these transactions are exempt from the prohibited transactions rules.

6.
Tax Status – The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.  In addition, the Plan was filed with the IRS for a favorable determination letter on February 2, 2009 pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

BELLSOUTH SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
(Dollars in Thousands)

7.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2010	2009
Net Assets Available for Benefits per the financial statements	$2,297,363	$2,203,042

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	35,869	15,353

Distributions payable to participants	(319)	-

Net Assets Available for Benefits per the Form 5500	$2,332,913	$2,218,395

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Distributions to participants per the financial statements	$263,575

Distributions payable to participants at December 31, 2009	-

Distributions payable to participants at December 31, 2010	319

Distributions to participants per the Form 5500	$263,894

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$359,565

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	35,869

Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2009	(15,353)

Total income per the Form 5500	$380,081

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

 BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description of Investment		Current Value

Index Stock Fund
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 22,518 UNITS	**	$83,678

Balanced Fund
DREYFUS GOVT CASH MGMT FUND	REGISTERED INVESTMENT COMPANY:2,491,094 UNITS	**	2,491
US TREASURY BILL	0.000% 02/24/2011 DD08/26/10	**	750
US TREASURY BILL	0.000% 03/31/2011 DD09/30/10	**	200
FUTURES CONTRACT	S&P 500 E-MINI INDEX FUTURE EXP MAR 11	**	122
FUTURES CONTRACT	US 10YR NOTE FUTURE EXP MAR 11	**	76
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 5,534 UNITS	**	20,564
NORTHERN TRUST QM AGGREGATE BOND INDEX FUND	COMMON/COLLECTIVE TRUST FUND: 30,832 UNITS	**	13,258
Total Balanced Fund			37,461

Registered Investment Company
FIDELITY GROWTH AND INCOME FUND	REGISTERED INVESTMENT COMPANY:2,377,410 UNITS	**	43,507
VANGUARD GROWTH INDEX INSTITUTIONAL	REGISTERED INVESTMENT COMPANY:2,279,376 UNITS	**	72,028
DFA US LARGE CAP VALUE II	REGISTERED INVESTMENT COMPANY:10,834,571 UNITS	**	103,687
DFA US SMALL CAP VALUE II	REGISTERED INVESTMENT COMPANY:5,577,332 UNITS	**	142,612
DFA INTERNATIONAL VALUE II	REGISTERED INVESTMENT COMPANY:17,383,009 UNITS	**	112,120
T ROWE PRICE MID CAP GROWTH	REGISTERED INVESTMENT COMPANY:3,381,669 UNITS	**	197,929
Total Registered Investment Companies			671,883

LifePath Age-Based Retirement Funds
BGI - LIFEPATH RETIREMENT FUND	COMMON/COLLECTIVE TRUST FUND: 910,285 UNITS	**	12,070
BGI - LIFEPATH 2020 FUND	COMMON/COLLECTIVE TRUST FUND: 1,224,023 UNITS	**	15,827
BGI - LIFEPATH 2030 FUND	COMMON/COLLECTIVE TRUST FUND: 810,069 UNITS	**	10,304
BGI - LIFEPATH 2040 FUND	COMMON/COLLECTIVE TRUST FUND: 521,358 UNITS	**	6,507
BGI - LIFEPATH 2050 FUND	COMMON/COLLECTIVE TRUST FUND: 71,888 UNITS	**	661
Total LifePath Age-Based Retirement Funds			45,369

 BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(Dollars in Thousands)

AT&T Shares Fund
*	AT&T COMMON STOCK	17,814,476 SHARES	**	523,390
	DREYFUS GOVT CASH MGMT FUND	REGISTERED INVESTMENT COMPANY:4,770,025 UNITS	**	4,770
	Total AT&T Shares Fund			528,160

Bond Fund
	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	**	758
	CREDIT SUISSE REPO	0.024% 01/03/2011 DD 12/30/10	**	1,600
	SIGMA ERISA LIQUIDATING POOL	VAR RT 12/31/2049 DD 05/01/01	**	-
	SLH PROXY LONG EXPOSURE	FNMA TBA 10/14/2008	**	30
*	AT&T INC GLOBAL NT	4.950% 01/15/2013 DD 12/06/07	**	322
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2025 DD 01/01/10	**	3,040
	COMMIT TO PUR FNMA SF MTG	4.500% 01/01/2041 DD 01/01/11	**	6,363
	COMMIT TO PUR FNMA SF MTG	4.500% 02/01/2041 DD 02/01/11	**	1,024
	COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2041 DD 01/01/11	**	6,308
	COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2041 DD 01/01/11	**	3,210
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2041 DD 01/01/11	**	2,174
	ALLSTATE LIFE GLOBAL FDG SECD	5.375% 04/30/2013 DD 04/30/08	**	109
	AMERICAN EXPRESS CR CORP MTN	5.875% 05/02/2013 DD 06/02/08	**	109
	AMERICAN GEN FIN CORP #TR00413	VAR RT 08/17/2011 DD 08/17/06	**	377
	AMERICAN INTL GRP MTN #TR00028	VAR RT 10/18/2011 DD 10/18/06	**	1,191
	AMERICAN INTL GRP I	5.850% 01/16/2018 DD 12/12/07	**	619
	AMERICAN INTL GRP I	6.250% 05/01/2036 DD 04/20/06	**	480
	AMERICAN MUN PWR-OHIO INC	6.449% 02/15/2044 DD 12/09/09	**	975
	AMGEN INC SR NT	6.150% 06/01/2018 DD 05/23/08	**	700
	BANK AMER FDG CORP 05-D CL A-1	VAR RT 05/25/2035 DD 06/01/05	**	205
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 07/28/09	**	204
	BANK OF AMERICA CORP	6.500% 08/01/2016 DD 07/28/09	**	651
	BAY AREA TOLL AUTH CALIF TOLL	6.263% 04/01/2049 DD 11/05/09	**	988
	BEAR STEARNS ARM TR 02-11 IA2	VAR RT 01/25/2033 DD 12/01/02	**	15
	BEAR STEARNS 2005-12 I-3-A-1	VAR RT 02/25/2036 DD 12/01/05	**	95
	BUCKEYE OHIO TOB SETTLEMENT	5.875% 06/01/2030 DD 10/29/07	**	145
	CALIFORNIA ST	7.550% 04/01/2039 DD 04/28/09	**	1,038
	CARRINGTON MTG 06-NC5 CL A1	VAR RT 01/25/2037 DD 12/19/06	**	315
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	**	99
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	**	99
	CITIGROUP INC GLOBAL NT	5.850% 12/11/2034 DD 12/09/04	**	976
	CITIGROUP INC GLOBAL SR NT	5.500% 04/11/2013 DD 04/11/08	**	319
	CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	**	248
	CITIGROUP CAP XXI ENHANCED PFD	VAR RT 12/21/2057 DD 12/21/07	**	2,080
	CONNECTICUT ST	5.850% 03/15/2032 DD 04/30/08	**	309
	FIRST NATIONWIDE TRUST 3 1A1	6.750% 08/21/2031 DD 07/01/01	**	5
	CSMC 2006-C4 A3	5.467% 09/15/2039 DD 09/01/06	**	105
	DAIMLERCHRYSLER AUTO 08-B A-3B	VAR RT 09/10/2012 DD 05/19/08	**	45
	EL PASO CORP	8.050% 10/15/2030 DD 10/11/00	**	507

 BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(Dollars in Thousands)

ENTERGY CORP	3.625% 09/15/2015 DD 09/16/10	**	198
FHLMC GROUP #E8-2712	6.000% 03/01/2016 DD 03/01/01	**	13
FHLMC POOL #E8-2732	6.000% 03/01/2016 DD 03/01/01	**	12
FHLMC POOL #E8-2776	6.000% 03/01/2016 DD 03/01/01	**	10
FHLMC POOL #E8-4467	6.000% 07/01/2016 DD 07/01/01	**	11
FHLMC POOL #E8-4717	6.000% 07/01/2016 DD 07/01/01	**	10
FHLMC POOL #E0-0975	6.000% 05/01/2016 DD 05/01/01	**	13
FHLMC POOL #A9-4710	4.000% 10/01/2040 DD 10/01/10	**	275
FHLMC POOL #A9-5554	4.000% 12/01/2040 DD 12/01/10	**	1,712
FEDERAL HOME LOAN BK CONS BD	3.625% 10/18/2013 DD 09/15/08	**	107
FEDERAL HOME LOAN BK CONS BD	3.125% 12/13/2013 DD 12/04/08	**	105
FEDERAL HOME LOAN BK CONS BD	0.875% 08/22/2012 DD 06/18/10	**	301
FEDERAL HOME LOAN MTG CORP	4.375% 07/17/2015 DD 07/14/05	**	221
FEDERAL HOME LOAN MTG CORP	1.000% 08/28/2012 DD 06/11/10	**	201
FEDERAL HOME LOAN MTG CORP	0.515% 11/26/2012 DD 10/08/10	**	100
FEDERAL NATL LOAN ASSN	5.000% 03/15/2016 DD 02/16/06	**	113
FEDERAL NATL LOAN ASSN	4.375% 03/15/2013 DD 03/28/03	**	108
FEDERAL NATL LOAN ASSN	4.625% 10/15/2013 DD 09/26/03	**	110
FEDERAL NATL LOAN ASSN	4.125% 04/15/2014 DD 03/25/04	**	109
FEDERAL NATL LOAN ASSN	5.000% 02/13/2017 DD 01/12/07	**	226
FEDERAL HOME LOAN MTG CORP	5.250% 04/18/2016 DD 04/13/06	**	343
FEDERAL HOME LOAN MTG CORP	5.000% 02/16/2017 DD 01/16/07	**	113
FEDERAL HOME LOAN MTG CORP	3.500% 05/29/2013 DD 03/14/08	**	106
FEDERAL HOME LOAN MTG CORP	2.500% 04/23/2014 DD 04/24/09	**	207
FEDERAL HOME LOAN MTG CORP	0.875% 10/28/2013 DD 08/20/10	**	199
FNMA POOL #0259990	5.500% 04/01/2034 DD 04/01/04	**	13
FNMA POOL #0AH0999	4.000% 12/01/2040 DD 12/01/10	**	398
FNMA POOL #0AH1464	4.000% 12/01/2040 DD 12/01/10	**	996
FNMA POOL #0667557	5.500% 11/01/2032 DD 11/01/02	**	5
FNMA GTD REMIC MTG 03-W1 1A1	6.500% 12/25/2042 DD 01/01/03	**	82
FNMA GTD REMIC P/T	5.000% 04/25/2033 DD 03/01/03	**	509
FEDERAL NATL MTG ASSN	5.375% 06/12/2017 DD 06/08/07	**	230
FEDERAL NATL MTG ASSN	2.875% 12/11/2013 DD 12/11/08	**	105
FEDERAL NATL MTG ASSN	2.750% 03/13/2014 DD 03/13/09	**	105
FEDERAL NATL MTG ASSN	1.250% 08/20/2013 DD 07/09/10	**	101
FEDERAL NATL MTG ASSN	3.000% 09/16/2014 DD 08/14/09	**	105
FEDERAL NATL MTG ASSN	1.000% 12/27/2012 DD 07/16/10	**	1,006
FEDERAL NATL MTG ASSN	1.625% 10/26/2015 DD 09/27/10	**	1,559
FEDERAL NATL MTG ASSN	0.500% 10/30/2012 DD 10/08/10	**	199
FEDERAL NATL MTG ASSN	0.750% 12/18/2013 DD 11/01/10	**	3,164
FEDERAL NATL MTG ASSN	0.375% 12/28/2012 DD 11/09/10	**	199
FNMA POOL #0725425	5.500% 04/01/2034 DD 04/01/04	**	1,822
FNMA POOL #0735288	5.000% 03/10/2035 DD 02/01/05	**	667
FNMA POOL #0735896	6.000% 09/01/2035 DD 09/01/05	**	10
FNMA POOL #0888222	6.000% 02/01/2037 DD 02/01/07	**	263
FNMA POOL #0889955	5.500% 10/01/2038 DD 10/01/08	**	1,001
FNMA POOL #0902355	6.000% 11/01/2036 DD 10/01/06	**	477

 BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(Dollars in Thousands)

FNMA POOL #0908728	6.000% 01/01/2037 DD 01/01/07	**	35
FNMA POOL #0915042	5.500% 04/01/2022 DD 04/01/07	**	11
FNMA POOL #0916965	6.000% 06/01/2037 DD 06/01/07	**	26
FNMA POOL #0920654	6.000% 04/01/2037 DD 04/01/07	**	250
FNMA POOL #0931412	4.500% 06/01/2024 DD 06/01/09	**	997
FNMA POOL #0932391	4.500% 01/01/2040 DD 12/01/09	**	10,276
FNMA POOL #0941387	6.000% 06/01/2037 DD 06/01/07	**	260
FNMA POOL #0941440	6.000% 07/01/2037 DD 07/01/07	**	50
FNMA POOL #0941499	6.000% 06/01/2037 DD 06/01/07	**	78
FNMA POOL #0943621	6.000% 08/01/2037 DD 08/01/07	**	238
FNMA POOL #0952421	6.000% 09/01/2037 DD 09/01/07	**	378
FNMA POOL #0966545	6.000% 10/01/2037 DD 12/01/07	**	183
FNMA POOL #0995708	4.500% 04/01/2024 DD 04/01/09	**	36
FNMA POOL #0AA9362	4.000% 08/01/2039 DD 08/01/09	**	99
FNMA POOL #0AC1454	4.000% 08/01/2039 DD 08/01/09	**	46
FNMA POOL #0AC2267	4.000% 11/01/2039 DD 11/01/09	**	264
FORD CR AUTO 08-C CL A-3B	VAR RT06/15/2012 DD 05/22/08	**	168
FORD CR AUTO D A2	1.210% 01/15/2012 DD 09/11/09	**	8
GENERAL ELECTRIC CAPITAL CORP	5.875% 01/14/2038 DD 01/14/08	**	727
GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	**	2,061
HSI ASSET SEC CORP 06 HE2 IIA1	VAR RT12/25/2036 DD 12/05/06	**	55
ILLINOIS ST	4.071% 01/01/2014 DD 01/15/10	**	101
ILLINOIS ST	6.630% 02/01/2035 DD 02/04/10	**	1,820
ILLINOIS ST	4.790% 04/01/2016 DD 04/26/10	**	903
JP MORGAN CHASE & CO GLOBAL NT	6.625% 03/15/2012 DD 03/13/02	**	1,701
J P MORGAN CHASE 03-CIBC7 A4	VAR RT01/12/2038 DD 12/01/03	**	212
JP MORGAN CHASE COMMER LDP9 A3	VAR RT05/15/2047 DD 12/01/06	**	623
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	**	520
KINDER MORGAN ENERGY PARTNERS	5.950% 02/15/2018 DD 02/12/08	**	1,542
LEHMAN BROS MTN TR #00609	VAR RT01/23/2009 DD 01/25/06	**	435
LOS ANGELES CALIF UNI SCH DIST	5.750% 07/01/2034 DD 10/15/09	**	934
ML CFC COML MTG 06-4 CL A3	VAR RT12/12/2049 DD 12/01/06	**	207
MERRILL LYNCH INC MTN #TR00528	5.770% 07/25/2011 DD 07/25/06	**	1,234
METROPOLITAN TRANS AUTH N Y	6.668% 11/15/2039 DD 01/13/10	**	1,001
MORGAN STANLEY SR MEDIUM TERM	5.950% 12/28/2017 DD 12/28/07	**	423
MORGAN STANLEY	6.750% 04/15/2011 DD 04/23/01	**	1,017
MORGAN STANLEY	5.625% 01/09/2012 DD 08/09/06	**	1,044
NEW JERSEY ST TRANSN TR FD	6.561% 12/15/2040 DD 01/14/10	**	1,007
NISOURCE FINANCE CORP	6.125% 03/01/2022 DD 12/04/09	**	108
PHILIP MORRIS INTL INC NT	6.375% 05/16/2038 DD 05/16/08	**	116
PRIME MTG TR 04-CL1 1A2	VAR RT02/25/2034 DD 01/25/04	**	52
PRIME MTG TR 04-CL1 II-A-2	VAR RT02/25/2019 DD 01/25/04	**	5
PRINCIPAL LIFE INCOME FUNDINGS	5.300% 04/24/2013 DD 04/24/08	**	108
PRUDENTIAL FINL INC MTN #00028	6.625% 12/01/2037 DD 12/03/07	**	111
PUBLIC PWR GENERATION AGY NEB	7.242% 01/01/2041 DD 07/16/09	**	99
SLM CORP MEDIUM TERM NTS BOOK	VAR RT03/15/2011 DD 03/17/06	**	299
SLM STUDENT LN TR 07-2CL A2	VAR RT07/25/2017 DD 02/22/07	**	690

 BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(Dollars in Thousands)

SLM STUDENT LN TR 9 CL A	VAR RT04/25/2023 DD 08/28/08	**	694
SAN DIEGO CNTY CALIF WTR AUTH	6.138% 05/01/2049 DD 02/04/10	**	1,001
SBA GTD DEV PARTN CTF 03-20-C	4.500% 03/01/2023 DD 03/12/03	**	4,215
SMALL BUS ADMIN GTD 05-20B 1	4.625% 02/01/2025 DD 02/16/05	**	2,185
SMALL BUSINESS ADMIN 08-20D 1	5.370% 04/01/2028 DD 04/16/08	**	1,395
SMALL BUS ADMIN GTD 08-20E	5.490% 05/01/2028 DD 05/14/08	**	1,451
SMALL BUSINESS ADMIN 08-20F 1	5.680% 06/01/2028 DD 06/11/08	**	638
SMALL BUSINESS ADMIN 09-20A 1	5.720% 01/01/2029 DD 01/14/09	**	190
SMALL BUSINESS ADMIN 08-10A 1	5.471% 03/10/2018 DD 03/26/08	**	472
STATE STR CAP TR III NORMAL	VAR RT12/29/2049 DD 01/25/08	**	102
STRUCTURED ASSET WF1 A2	VAR RT01/25/2032 DD 03/25/07	**	346
STRUCTURED ASSET 0121A CL 1A1	VAR RT01/25/2032 DD 12/01/01	**	5
STRUCTURED ASSET SECS 02 1A 4A	VAR RT02/25/2032 DD 01/01/02	**	6
TARGET CORP NT	7.000% 01/15/2038 DD 01/17/08	**	1,349
THORNBURG MTG SECS 06-6 CL A1	VAR RT11/25/2046 DD 11/29/06	**	150
TIME WARNER INC NEW NT	5.875% 11/15/2016 DD 11/13/06	**	790
US TREAS-CPI INFLATION INDEX	2.375% 01/15/2025 DD 07/15/04	**	775
US TREAS-CPI INFLATION INDEX	2.000% 01/15/2026 DD 01/15/06	**	468
US TREAS-CPI INFLATION INDEX	2.500% 01/15/2019 DD 01/15/09	**	347
US TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10	**	414
US TREASURY NOTE	1.125% 06/15/2013 DD 06/15/10	**	101
US TREASURY NOTE	1.875% 06/30/2015 DD 06/30/10	**	100
US TREASURY NOTE	1.000% 07/15/2013 DD 07/15/10	**	1,206
US TREASURY NOTE	0.500% 11/30/2012 DD 11/30/10	**	999
UNITEDHEALTH GROUP INC SR NT	4.875% 02/15/2013 DD 02/07/08	**	319
UNIVERSITY CALIF REGTS MED CTR	6.583% 05/15/2049 DD 12/17/09	**	978
UNIVERSITY CALIF REVS	6.270% 05/15/2031 DD 08/27/09	**	291
UNIVERSITY CALIF REVS	5.770% 05/15/2043 DD 08/27/09	**	942
USB CAP IX NORMAL INCOME TR	VAR RT04/15/2049 DD 03/17/06	**	77
VIRGINIA ELEC & PWR CO SR NT	5.400% 04/30/2018 DD 04/17/08	**	334
WAMU MORTGAGE PASS TH AR1 2A1A	VAR RT 01/25/2046 DD 01/01/06	**	7,699
WACHOVIA CORP NEW NT	5.625% 10/15/2016 DD 10/23/06	**	326
WAL MART STORES INC NT	5.250% 09/01/2035 DD 08/31/05	**	503
WELLS FARGO CAP X GTD CAP SECS	5.950% 12/15/2036 DD 12/05/06	**	386
AMERICAN INTL GROUP INC CORP	AIG PREFERRED STOCK	**	15
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2041 DD 01/01/11	**	(995)
COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2041 DD 01/01/11	**	(1,985)
Total Bond Fund			116,623

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010
(Dollars in Thousands)

Interest Bearing Cash
DREYFUS GOVT CASH MGMT FUND			5,210

Loans to Plan Participants	4.25% - 10.50%	*	52,029

Total			$1,540,413

* Party-in-Interest
** Participant-directed investment, cost not required

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Paul W. Stephens
Paul W. Stephens
Senior Vice President and Controller

Date: June 17 , 2011

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm